Exhibit 12.01
NUSTAR ENERGY L.P.
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars, Except Ratio)

	Nine Months	Years Ended December 31,
	Ended
	September 30,
	2011	2010	2009	2008	2007	2006
Earnings:
Income from continuing operations before provision for income taxes and income from equity investees	$197,716	$240,211	$225,791	$256,994	$154,913	$149,885
Add:
Fixed charges	84,282	103,390	102,781	113,959	91,594	75,829
Amortization of capitalized interest	579	642	553	440	255	126
Distributions from joint ventures	9,397	9,625	9,700	2,835	544	5,268
Less: Interest capitalized	(4,103)	(3,701)	(1,650)	(5,108)	(5,995)	(1,758)
Total earnings	$287,871	$350,167	$337,175	$369,120	$241,311	$229,350
Fixed charges:
Interest expense (1)	$61,945	$77,343	$78,622	$92,971	$77,584	$68,241
Amortization of debt issuance costs	1,281	1,118	910	815	1,030	726
Interest capitalized	4,103	3,701	1,650	5,108	5,995	1,758
Rental expense interest factor (2)	16,953	21,228	21,599	15,065	6,985	5,104
Total fixed charges	$84,282	$103,390	$102,781	$113,959	$91,594	$75,829
Ratio of earnings to fixed charges	3.4x	3.4x	3.3x	3.2x	2.6x	3.0x

(1)	The “Interest expense, net” reported in NuStar Energy L.P.'s consolidated statement of income for the nine months ended September 30, 2011 includes investment income of $582,000.

(2)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.